EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2004	2003	2002		2001		2000
	(In millions)

Determination of Earnings:
Income (loss) before taxes	$1,680	$1,640	$(945)		$(422)		$2,398
Add (Deduct):
Amortization of capitalized interest	24	24	24		25		25
Fixed charges	438	448	435		512		583
Equity income, net of distributions	(75)	(38)	(42)		199		132

Total earnings, as defined	$2,067	$2,066	$(528)		$314		$3,138

Fixed Charges:
Rents(a)	$107	$105	$91		$107		$102
Interest and other financial charges	331	335	344		405		481

	438	440	435		512		583
Capitalized interest	18	15	21		17		16

Total fixed charges	$456	$455	$456		$529		$599

Ratio of earnings to fixed charges	4.53	4.54	(1.16	)(b)	0.59	(b)	5.24

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.
(b)	The ratio of earnings to fixed charges was less than 1:1 for the years ended December 31, 2002 and 2001. In order to have achieved a ratio of earnings to fixed charges of 1:1, we would have had to have generated an additional $984 and $215 million of earnings in the years ended December 31, 2002 and 2001, respectively.